Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, DC 20036 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Christopher J. Zimmerman

czimmerman@stradley.com

(202) 419-8402

March 13, 2018

VIA EDGAR

Asen Parachkevov, Esq.

Attorney Adviser

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	NexPoint Latin American Opportunities Fund (the “Fund”)

Registration Statement on Form N-2

File Nos. 333-210386 and 811-23153

Dear Mr. Parachkevov:

On behalf of the NexPoint Latin American Opportunities Fund (the “Fund”), please find transmitted herewith for filing Pre-Effective Amendment No. 2 (“Amendment 2”) to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The Amendment is being filed, in part, in response to the oral comments of the Commission’s staff (the “Staff”) provided on June 27, 2016 to Owen J. Pinkerton, Morris, Manning & Martin, LLP, as well as to add Class L as a new share class to the Fund. References to page numbers (other than in headings taken from the Staff’s comments) are to pages of the Prospectus (the “Prospectus”), as revised and included in the Amendment.

Please note that, as of February 1, 2018, Stradley Ronon Stevens & Young, LLP, has been engaged by the Fund to serve as its counsel. As such, please direct all further communications about the Fund to our attention.

On behalf of the Fund, we respond to the specific comments of the Staff as follows:

Additional Comments

1.

With respect to the Fund’s investment in issuers from Latin America, the disclosure states that “Latin America includes all countries located in Central and South America, with a focus on the following countries: Argentina, Brazil, Chile, Colombia, Ecuador, Guatemala, Mexico, Peru, Panama and Venezuela. The Fund may also invest in issuers from the

March 13, 2018

Spanish speaking islands of the Caribbean or issuers located in Puerto Rico.” Please clarify whether investments in Spanish speaking islands in the Caribbean and Puerto Rico will be part of the Fund’s principal investment strategy.

Response: The Fund has revised its disclosure on the Prospectus cover page, pages 1 and 16 of the Prospectus and page S-2 of the Statement of Additional Information (the “SAI”) to the following:

Latin America includes all countries located in Central and South America, as well as the Spanish speaking islands of the Caribbean and Puerto Rico, with a focus on the following countries: Argentina, Brazil, Chile, Colombia, Ecuador, Guatemala, Mexico, Peru, Panama and Venezuela.

2.

We note that the Fund has updated its disclosure on pages 2, 10, 17 and 53 of the Prospectus to identify principal derivative instruments the Fund intends to employ for hedging and/or speculative purposes. Please also include such disclosure on the cover page of the Prospectus.

Response: The Fund has revised its disclosure on the Prospectus cover page as requested.

3.	Please confirm that the Fund will use the market value of derivative instruments for purposes of calculating compliance with the 80% test.

Response: The Fund has revised its disclosure on pages 1 and 16 of the Prospectus to indicate that it will use the market value of derivative instruments for purposes of calculating compliance with the 80% test.

4.

We note your reference to sovereign credit default swaps on page 2 of the Prospectus. If the Fund will be selling protection or writing options or swaps, please confirm that the Fund will cover the notional exposure of such options or swaps.

Response: The Fund hereby confirms that, to the extent it sells protection or writes options or swaps, it will cover the full notional amount.

5.

The disclosure currently states that an investment in a subsidiary of a U.S. company will be deemed to be tied economically to a particular country in Latin America if any one of the following criteria is met: “the issuer is organized in the particular country, has its principal place of business in such country, or generates more than 50 percent of its revenues from business in that country.” The Staff’s view is that the mere fact that an issuer is organized in a particular country is not, by itself, sufficient to make such issuer “tied economically” to such country. Please revise your disclosure accordingly.

Response: The Fund has revised its disclosure on pages 1 and 16 of the Prospectus to the following:

An investment in a subsidiary of a U.S. company will be deemed to be tied economically to a particular country in Latin America if the issuer: (i) has its principal place of business in such country; or (ii) generates more than 50 percent of its revenues from business in that country.

March 13, 2018

6.

The disclosure states that 20% of the Fund’s investments may be allocated in “alternative strategies (including convertible hedging and swaps, business development companies (“BDCs”)) and related swap products. Please clarify whether such alternative strategies are in the 20% or 80% bucket.

Response: The Fund has revised its disclosure on pages 2 and 18 of the Prospectus to clarify that investments in “alternative strategies” are not included in the 80% Test.

7.

Please explain to what extent the Fund intends to invest in private funds. To the extent the Fund will invest in private funds, please be aware that the Staff’s position is that the Fund limit its investments in 3(c)(1) and 3(c)(7) funds to 15% of the Fund’s net assets and that it limit its investments to the entities included in the 15% limitation, as well as other private funds and private REITs to 35% of the Fund’s net assets.

Response: The Fund advises the Staff that it does not intend to invest in 3(c)(1), 3(c)(7) or other private funds, and has not included disclosure in the Prospectus or the SAI to this effect.

8.

We note that the Fund is able to co-invest with certain affiliated entities pursuant to an exemptive order, dated April 19, 2016, obtained by NexPoint Advisors, L.P. and certain affiliated funds. Please revise the disclosure to summarize the terms of the exemptive order.

Response: The Fund has included disclosure on page 42 of the Prospectus and S-8 of the SAI as requested.

9.

We refer to your risk factors relating to investments in derivative instruments. Please revise to more closely tailor your risk disclosure to the description of the principal derivative strategies found on page 2 of the Prospectus.

Response: The Fund has revised the risk disclosure to include the following:

The use of currency derivatives transactions can result in the Fund incurring losses as a result of the imposition of exchange controls, suspension of settlements or the inability of the Fund to deliver or receive a specified currency.

10.

In the fee table on page 12 of the Prospectus, we refer to the line item called “Fee Waiver and Reimbursement.” Since the amount in the line item refers only to the fee waiver and not the reimbursement, please revise to remove “and Reimbursement” from the line item to the table.

Response: The Fund has revised its disclosure on page 13 as requested.

11.

We refer to the last paragraph included in footnote (8) to the fee table relating to reimbursement requirements under the Expense Limitation Agreement. Please revise the disclosure in other locations of the Prospectus to include this paragraph. In addition, it does not appear that certain of the limitations on reimbursement have been included in the Expense Limitation Agreement. Please amend the agreement or advise us as to why you do not think an amendment is required.

Response: The Fund has revised its disclosure on pages 5 and 64 of the Prospectus and page S-26 of the SAI as requested.

March 13, 2018

12.

We note that the Expense Limitation Agreement has an initial one-year term. Please confirm that the Fund’s board of trustees does not intend to terminate the Expense Limitation Agreement prior to the initial termination of such agreement.

Response: The Fund advises the Staff that the board of trustees is comprised of a majority of trustees that are not interested persons of the Fund. The Fund, however, hereby confirms that members of management and NexPoint Advisors, L.P., the Fund’s investment adviser, have no intention of seeking approval from the board of trustees to terminate the Expense Limitation and Reimbursement Agreement prior to the completion of its initial one-year term. In addition, the Fund does not believe that the board of trustees will, on their own volition, seek to terminate the Expense Limitation and Reimbursement Agreement prior to the completion of its initial one-year term.

13.

We have reviewed your response to prior Comment No. 21 from our letter dated April 22, 2016, in which you referred to Guide 1 to Form N-2, which permits a longer investment timeframe for issuers whose investment policies and objectives are to invest substantially all of their assets in securities of issuers under the laws of a single foreign country or region. Given the fact that the geographic regions in which the Fund intends to invest are very broad, the Staff does not agree that the longer investment timeframe described in Guide 1 is applicable to this offering. To the extent that the Fund has not invested net proceeds in accordance with its investment objectives within six months, the Fund will be required to seek shareholder consent to change its investment objectives. Please revise the disclosures in the section accordingly.

Response: The Fund has revised its disclosure on page 15 of the Prospectus as requested.

14.

The Staff is reviewing your response to Prior Comment No. 28 from our letter dated April 22, 2016. Please supplement your response to provide an analysis as to how involuntary repurchases would be consistent with Section 23(c) of the Investment Company Act of 1940, as amended, and Rule 23c-3 thereunder.

Response: The Fund has removed the disclosure regarding “Involuntary Repurchases” in the SAI. As such, the Staff’s comment is no longer relevant.

15.	Please revise item (5) on page S-1 of the Registration statement so that the language directly tracks Item 17 of Form N-2.

Response: The Fund has revised its disclosure on page S-1 as requested.

16.

We refer to your statement on page S-20 of the Statement of Additional Information that “it is possible that the SEC might in the future determine Mr. Honis to be an interested person of the Fund.” Section 2(a)(19) of the 1940 Act defines “interested person” broadly. You currently present Mr. Honis as a non-interested trustee; however, you also disclose a number of material arrangements Mr. Honis has with an affiliate of NexPoint Advisors, L.P. Please provide us with your analysis supporting your determination that Mr. Honis is a non-interested trustee. In addition, please address why his prior position as partner of an

March 13, 2018

investment adviser affiliated with NexPoint Advisors, L.P. within the last two completed fiscal years would not make him an interested person of the Fund.

Response: The Fund treats Mr. Honis as an independent trustee because the Fund believes that Mr. Honis is not an “interested person” of the Fund under Section 2(a)(19) of the 1940 Act. Neither Mr. Honis’ past employment nor his current service as trustee of certain affiliates of NexPoint Advisors, L.P. (the “Investment Adviser”) makes him an interested person of the Fund under Section 2(a)(19).

Section 2(a)(19)(B)(vii) of the 1940 Act states that an interested person of another person means “any natural person whom the Commission by order shall have determined to be an interested person by reason of having had at any time since the beginning of the last two completed fiscal years of such investment company a material business or professional relationship with such investment adviser or principal underwriter or with the principal executive officer or any controlling person of such investment adviser or principal underwriter” (emphasis added).

In its 1999 interpretive release (Matters Concerning Independent Directors of Investment Companies, Release No. IC-24083, October 14, 1999), the Staff stated that it “believes that a fund director may be treated as “interested” if he or she currently holds or held, at any time since the beginning of the last two completed fiscal years of the fund (the “two-year period”), certain positions with a Specified Entity.” The release goes on to define a “Specified Entity” as “the fund, its principal executive officer, the investment adviser and principal underwriter of the fund, the principal executive officer of the investment adviser or principal underwriter, or any controlling person of the investment adviser or principal underwriter, any other fund with the same investment adviser or principal underwriter, and the principal executive officer of such other fund.” It further states that, “a fund director who at any time during the two-year period also was a director, officer or employee of a current or former holding company of the fund’s investment adviser may be treated as interested by reason of a material business or professional relationship with the controlling person of the fund’s adviser (a Specified Entity).”

The entity by which Mr. Honis was employed and the entity from which he was entitled, as of February 28, 2018, to receive aggregate severance and/or deferred compensation payments1 from is an affiliate or “sister company” of the Investment Adviser; however, it is not an investment adviser or principal underwriter of the Fund or the principal executive officer or any controlling person of such investment adviser or principal underwriter within the meaning of Section 2(a)(19)(B)(vii), nor is it a Specified Entity with respect to the Investment Adviser for purposes of Section 2(a)(19)(B)(vii). Because Mr. Honis’ relationship is with an entity that is an affiliate of, but not a Specified Entity with respect to, the Investment Adviser, the Fund does not believe an analysis of whether the deferred compensation paid to Mr. Honis should be considered a “material business or professional relationship” is applicable.

The Fund further advises the Staff that it believes the same analysis applies to the compensation received by Mr. Honis from a portfolio company for his service as a director and from the trust that owns substantially all of the economic interest in Highland Capital Management, L.P.

[1]	These payments are fixed payments, the amounts of which are not impacted by the performance of the Adviser or the Fund, and which are not subject to variance.

March 13, 2018

(“Highland”). While Mr. Honis is the trustee of such trust, that trust only has a non-voting, non-controlling economic interest in Highland. These interests, therefore, are not arrangements with a “Specified Entity” (as defined by Release No. IC-24083), and any related compensation does not impair his status as a non-interested trustee of the Fund.

17.

The disclosure states that the Adviser considers a number of factors to determine whether an investment is tied economically to Latin America, including whether the investment is included in an index representative of a particular country in Latin America or the Latin American region. Please confirm that the Fund will review the other factors listed in the Prospectus relating to whether an issuer is economically tied to Latin America and fits within the 80% Policy, even if such investment is listed in one of the indices disclosed in the Prospectus.

Response: The Fund confirms that it will review all factors included in the Prospectus to determine whether an investment is consistent with the Fund’s 80% Policy and will not rely exclusively on the fact that a security is listed on one of the indices included on pages 17-18 of the Prospectus.

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If you have any questions, please do not hesitate to contact me at (202) 419-8402 or, in my absence, Eric Purple at (202) 507-5154.

Sincerely,

/s/ Christopher J. Zimmerman, Esq.
Christopher J. Zimmerman, Esq.

cc:	Eric Purple